                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  333-60855                                       CUSIP NUMBER:

(Check One):

[X] Form 10-K and Form 10-KSB          [ ] Form 20-F               [ ] Form 11-K
[ ] Form 10-Q and Form10-QSB           [ ] Form N-SAR

         For Period Ended: December 31, 1999


         [ ] Transition Report on Form 10-K

         [ ] Transition Report on Form 20-F

         [ ] Transition Report on Form 11-K

         [ ] Transition Report on Form 10-Q

         [ ] Transition Report on Form N-SAR


         For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I--REGISTRANT INFORMATION

Full Name of Registrant:  AMM Holdings, Inc. (the "Company")

Address of Principal Executive Office:

         Tyson Place, Suite 200, 2607 Kingston Pike, Knoxville, TN  37919-2048

PART II--RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

The Registrant is not in compliance with the terms of its credit agreement with its lender. Negotiations with the Lender to amend the credit agreement are near completion but have not been concluded. The Registrant wishes to have the amendment finalized prior to filing its Form 10-K because the Registrant needs access to funds under the credit agreement to finance its 2000 operating activities. The currently proposed terms of the amendment to the credit agreement are not expected to materially affect the Registrant's financial position or results of operations.

PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

         Joseph M. Centofanti
         Choate, Hall & Stewart
         (617) 248-5185

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company

Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes   [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:



                               AMM HOLDINGS, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2000                          AMM HOLDINGS, INC.


                                               By: /s/ Phyllis C. Best
                                                   -----------------------------
                                                   Phyllis C. Best
                                                   Chief Financial Officer


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